UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2016

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated April 27, 2016 announcing STMicroelectronics’ 2016 first quarter financial results.

PR No. C2799C

STMicroelectronics
Reports 2016 First Quarter Financial Results

•	Net revenues of $1.61 billion and gross margin of 33.4%
•	Organization in place to drive growth in Smart Driving and Internet of Things
•	First quarter automotive and microcontroller revenues grew year-over-year, well-supporting strategic focus

Geneva, April 27, 2016 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the first quarter ended April 2, 2016.

First quarter net revenues totaled $1.61 billion, gross margin was 33.4%, and net loss was $0.05 per share.

“ST’s results were in line with expectations and better than normal seasonality, despite a volatile macro-economic scenario and mixed industry dynamics as we entered the first quarter,” commented Carlo Bozotti, STMicroelectronics President and Chief Executive Officer.

“While revenues declined sequentially by 3.3% in the first quarter, we are focused on returning to year-over-year growth. We already started, in the first quarter, with two important product areas, representing about 50% of ST revenues in 2015: automotive, driven by our pervasiveness in all domains, and microcontrollers, driven by the STM32 family. Both businesses are at the heart of our strategy, focused on Smart Driving and on Internet of Things for industrial, home, city and consumer applications. These early results show that the strategic choices we have made are already bringing results.”

 Quarterly Financial Summary

U.S. GAAP (Million US$)	Q1 2016	Q4 2015	Q1 2015
Net Revenues	1,613	1,668	1,705
Gross Margin	33.4%	33.5%	33.2%
Operating Income (Loss)	(33)	25	(19)
Net Income (Loss) attributable to parent company	(41)	2	(22)

Non-U.S. GAAP (1) (Million US$)
Operating Income (Loss) before impairment and restructuring charges	(5)	29	10
Free cash flow	31	148	41
Net financial position	439	494	512

 (1) See Appendix for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

Quarterly Financial Summary By Product Group

In the first quarter of 2016, ST realigned its product families into three product groups to better leverage the product synergies around its strategic focus on Smart Driving and Internet of Things applications: Automotive and Discrete Group (ADG); Analog and MEMS Group (AMG) and Microcontrollers and Digital ICs Group (MDG). MDG includes ST’s set-top-box business which is currently undergoing a restructuring targeting annualized savings of $170 million upon completion. All prior-period amounts have been retrospectively aligned to the 2016 reporting segments.

Net Revenues By Product Group (Million US$)	Q1 2016	Q4 2015	Q1 2015
Automotive and Discrete Group (ADG)	671	637	674
Analog and MEMS Group (AMG)	369	370	445
Microcontrollers and Digital ICs Group (MDG)	532	614	530
Others (a)	41	47	56
Total	1,613	1,668	1,705

(a) Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue.

First Quarter Review

First quarter net revenues decreased 3.3% sequentially, in line with the Company’s expectations and reflecting seasonal factors overall. Automotive and Discrete Group (ADG) revenues, representing the largest product group of ST, increased 5.4% on a sequential basis driven by strong demand, especially in Europe, in automotive products partially offset by difficult market conditions and seasonality related to discrete products. Analog and MEMS Group (AMG) revenues were substantially flat on a sequential basis while Microcontrollers and Digital ICs Group (MDG), moving from a strong base of comparison in the prior quarter, decreased 13.4%.

On a year-over-year basis, first quarter net revenues decreased 5.4% or 3.3% excluding negative currency effects and certain businesses undergoing a phase-out including mobile legacy products, camera modules and set-top box. This mainly reflected weaker market conditions. However, certain product families saw an increase in revenues. Automotive and microcontroller revenues, excluding negative currency effects, both increased over 4.0%.

As of the first quarter of 2016, ST has three regional sales organizations: EMEA; Americas; and Asia Pacific. Asia Pacific was created from the merger of the Japan & Korea and Greater China-South Asia regional sales organizations. On a year-over-year basis, EMEA grew 3.0%, while the Americas and Asia Pacific decreased by 8.0% and 8.6%, respectively.

First quarter gross profit was $538 million and gross margin was 33.4%, including a negative impact of about 60 basis points from unused capacity charges. Gross margin improved 20 basis points year-over-year, benefiting from favorable currency effects, net of hedging, lower unused capacity charges and manufacturing efficiencies partially offset by price pressure. Gross margin decreased 10 basis points sequentially due to manufacturing efficiencies and price pressure partially offset by lower unused capacity charges, favorable product mix and favorable currency effects, net of hedging.

Combined R&D and SG&A expenses were $571 million compared to $591 million in the year-ago quarter mainly due to favorable currency effects, net of hedging, as well as the savings plan completed in 2015. On a sequential basis, combined R&D and SG&A expenses decreased by $12 million, benefiting from favorable currency effects, net of hedging, and lower calendar days in the first quarter compared to the fourth quarter.

First quarter other income & expenses, net, registered income of $28 million mainly due to R&D funding.

First quarter operating loss before impairment and restructuring charges(1) was $5 million, equivalent to negative 0.3% of revenues, compared to income of $10 million, equivalent to positive 0.6% of revenues, in the year-ago quarter, reflecting lower revenues and pricing pressure, partially offset by favorable currency effects, net of hedging, improved product mix and manufacturing efficiencies. On a year-over-year basis, ADG and MDG operating results improved while AMG registered lower profitability mainly due to lower revenues.

Impairment and restructuring charges in the first quarter were $28 million principally relating to the initial phase of the Set-top Box restructuring plan.

First quarter net loss was $41 million, equivalent to negative $0.05 per share, compared to a net loss of $22 million in the year-ago quarter and a net income of $2 million in the prior quarter.

For the first quarter of 2016, the effective average exchange rate for the Company was approximately $1.10 to €1.00 compared to $1.23 to €1.00 for the first quarter of 2015 and $1.11 to €1.00 for the fourth quarter of 2015.

Cash Flow and Balance Sheet Highlights

Capital expenditure payments, net of proceeds from sales, were $100 million during the first quarter of 2016 compared to $89 million in the year-ago and prior quarter.

Inventory was $1.30 billion at quarter end, up 4% from the prior quarter. Inventory in the first quarter of 2016 was at 3.3 turns or 109 days.

In the first quarter, the Company paid cash dividends totaling $88 million. On April 1, 2016, ST’s Supervisory Board, proposed to resolve the distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017 to shareholders of record in the month of each quarterly payment. The Company’s Annual General Meeting of Shareholders will be held on May 25, 2016 in Amsterdam, the Netherlands.

ST’s net financial position(1) was $439 million at April 2, 2016 compared to $494 million at December 31, 2015. ST’s financial resources equaled $2.04 billion and total debt was $1.60 billion at April 2, 2016.

Total equity, including non-controlling interest, was $4.82 billion at quarter end.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Second Quarter 2016 Business Outlook

Mr. Bozotti commented, “Following a few quarters of market softness, during the first quarter we started to see signs of a recovery in the industry, with bookings improving across all regions and particularly in automotive and industrial. Based on this, we anticipate a sequential increase in net revenues by about 5.5% at the mid-point, and the gross margin to be about 34.0% at the mid-point.”

The Company expects second quarter 2016 revenues to increase about 5.5% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the second quarter is expected to be about 34.0% plus or minus 2.0 percentage points and reflects unsaturation charges negatively impacting gross margin by about 60 basis points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.12 = €1.00 for the 2016 second quarter and includes the impact of existing hedging contracts. The second quarter will close on July 2, 2016.

Recent Corporate Developments

•
On April 1, ST announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders that will be held in Amsterdam, the Netherlands, on May 25, 2016. The main resolutions proposed by the Supervisory Board include:

o
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards (IFRS). The 2015 Statutory Annual Accounts were filed with the Netherlands Authority for the Financial Markets (AFM) on April 1, 2016 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

o
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017 to shareholders of record in the month of each quarterly payment;

o
The appointment of Mr. Salvatore Manzi as a member of the Supervisory Board, for a three-year term expiring at the 2019 Annual General Meeting of Shareholders, in replacement of Mr. Alessandro Ovi whose mandate will expire as of the 2016 Annual General Meeting of Shareholders; and

o	The reappointment of Ms. Janet Davidson as a member of the Supervisory Board for a three-year term, expiring at the 2019 Annual General Meeting of Shareholders.

The complete agenda and all relevant detailed information concerning the 2016 Annual General Meeting of Shareholders, as well as all related AGM materials are available on the Company’s website (www.st.com).

Q1 2016 – Product and Technology Highlights

Automotive and Discrete Group (ADG)
•	Awarded the 32-bit MCU for a 77-GHz radar application from a leading European Tier1 for Japanese and European premium car makers;
•	Extended our series of design wins for blind-spot detection with a 24-GHz radar transceiver solution with a top European Tier1 from a leading European car maker;
•	Captured a design from a major global Tier1 for a 40nm 32-bit MCU platform for an automotive gateway application for multiple car makers;
•	Landed a braking-system platform from a major Japanese Tier1 for a leading car maker;
•	Continued to penetrate the American and European markets with multiple design wins for the SPC56 microcontroller from several leading players;
•	Won multiple sockets for MOSFETs in SiC technology for electrical traction in fully electric cars;
•	Maintained fast expansion of RF solutions for connectivity modules in IoT applications such as wearables, connected watches, connected water meters, and GPSs;
•	Recorded important design wins for medium-power ultrafast diodes with industrial, automotive and telecom-infrastructure market leaders;
•	Awarded all of the sockets for 160W and 300W supplies at a major Chinese switch-mode power supplier for an important game console;
•	Named as an approved supplier in a new computing uninterruptible power supply for a major Chinese telecommunication player.

Analog and MEMS Group (AMG)
•	Confirmed 6-axis Inertial Measurement Unit in flagship smartphone and wearable band from a top Chinese brand;
•	Won pressure sensor socket in next-generation wearable from a top-tier Chinese manufacturer;
•	Captured optical image stabilization, 6-axis inertial measurement unit, and pressure sensor sockets in flagship smartphone from a top manufacturer;
•	Began shipping magnetometer and 6-axis inertial measurement unit for a wearable from a European leader in navigation and positioning;
•	Confirmed low-power high-performance accelerometer and Bluetooth Low Energy sockets in a new activity tracker from a top player;
•	Entered watches from Swiss luxury brand with latest motion MEMS products;
•	Started sampling high-efficiency 6-axis MEMS sensor modules with key customers worldwide;
•	Consolidated leadership in car navigation and telematics with shipments exceeding 1Mu for automotive gyroscope;
•	Ramped production of the accelerometer for airbags for a major European tier1 system maker;
•	Expanded customer base in China for Fingertip products with more than 5 design wins while also ramping production for an earlier win;
•	Landed first order for next-generation electricity meter from a key European manufacturer;
•	Introduced family of ICs that delivers industry’s highest power-conversion efficiency for next-generation 48V datacenter architecture presented by Google.

Microcontrollers and Digital ICs Group (MDG)
•	Earned STM32F7 socket from an American OEM for their next-generation smart watch;
•	Captured a design-in for STM32F0 at a major OEM for HDD-battery smart charging;
•	Announced Automotive-grade qualification of 32-bit secure microcontrollers;
•	Landed slots for NFC controller and Secure Element to enable secure NFC transactions in ARM mbed wearable reference design;

•	Ramped production of embedded SIM based on ST33 for new generation of tablets and watches at leading OEMs;
•	Delivered first samples of new contactless ST25TB NFC tag for ticketing applications;
•	Introduced world’s first 4-ball WLCSP EEPROM with multiple addresses to support connection of two or more 4-pin EEPROMs to the same 2-wire Inter-IC (I2C) bus;
•	Confirmed selection of Silicon-Photonics transceiver by networking module manufacturer for 100Gbit/sec datacenter upgrades;
•	Captured two ASIC projects in Optical Access Network applications for 55nm BiCMOS mixed-signal technology;
•	Earned wins for ASIC modules using H9 RF-SOI mixed-signal technology from two Chinese customers for Smartphone antenna applications;
•
Demonstrated, together with Fingerprint Cards, Gemalto, and Precise Biometrics, a solution for fingerprint authentication in wearables and consumer devices that uses ST embedded Secure Element and NFC-controller System-in-Package with an STM32F4 MCU;

•	Introduced a high-end STM32F7, 3 new STM32L0, and 6 new STM32L4 MCU product lines along with their related comprehensive development ecosystems.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends;
•	Customer demand and acceptance for the products which we design, manufacture and sell;
•
Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;

•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, labor actions, or terrorist activities;

•	Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 16, 2016. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On April 27, 2016, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the first quarter of 2016.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until May 13, 2016.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	April 02,	March 28,
	2016	2015

Net sales	1,605	1,693
Other revenues	8	12
NET REVENUES	1,613	1,705
Cost of sales	(1,075)	(1,139)
GROSS PROFIT	538	566
Selling, general and administrative	(229)	(222)
Research and development	(342)	(369)
Other income and expenses, net	28	35
Impairment, restructuring charges and other related closure costs	(28)	(29)
Total Operating Expenses	(571)	(585)
OPERATING LOSS	(33)	(19)
Interest expense, net	(5)	(5)
Income (loss) on equity-method investments	-	4
LOSS BEFORE INCOME TAXES	(38)	(20)
AND NONCONTROLLING INTEREST
Income tax expense	(2)	(1)
NET LOSS	(40)	(21)
Net loss (income) attributable to noncontrolling interest	(1)	(1)
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(41)	(22)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.05)	(0.03)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.05)	(0.03)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	878.6	874.0

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	April 02,	December 31,	March 28,
In millions of U.S. dollars	2016	2015	2015
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,697	1,771	1,949
Restricted cash	-	4	-
Marketable securities	343	335	338
Trade accounts receivable, net	891	820	971
Inventories	1,302	1,251	1,193
Deferred tax assets	99	91	96
Assets held for sale	-	1	34
Other current assets	468	407	408
Total current assets	4,800	4,680	4,989
Goodwill	79	76	76
Other intangible assets, net	162	166	184
Property, plant and equipment, net	2,333	2,321	2,468
Non-current deferred tax assets	458	436	385
Long-term investments	57	57	58
Other non-current assets	492	459	552
	3,581	3,515	3,723
Total assets	8,381	8,195	8,712

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	173	191	200
Trade accounts payable	666	525	706
Other payables and accrued liabilities	692	703	860
Dividends payable to stockholders	10	97	14
Deferred tax liabilities	4	2	-
Accrued income tax	52	42	38
Total current liabilities	1,597	1,560	1,818
Long-term debt	1,428	1,421	1,575
Post-employment benefit obligations	367	351	367
Long-term deferred tax liabilities	11	12	10
Other long-term liabilities	161	158	181
	1,967	1,942	2,133
Total liabilities	3,564	3,502	3,951
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,970,920 shares issued, 878,593,740 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,790	2,779	2,749
Retained earnings	483	525	795
Accumulated other comprehensive income	612	460	332
Treasury stock	(288)	(289)	(334)
Total parent company stockholders' equity	4,754	4,632	4,699
Noncontrolling interest	63	61	62
Total equity	4,817	4,693	4,761
Total liabilities and equity	8,381	8,195	8,712

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2016	Q4 2015	Q1 2015

Net Cash from operating activities	141	245	149
Net Cash used in investing activities	(110)	(98)	(108)
Net Cash used in financing activities	(107)	(239)	(102)
Net Cash decrease	(74)	(98)	(68)

Selected Cash Flow Data (in US$ millions)	Q1 2016	Q4 2015	Q1 2015

Depreciation & amortization	184	194	175
Net payment for Capital expenditures	(100)	(89)	(89)
Dividends paid to stockholders	(88)	(92)	(82)
Change in inventories, net	(22)	(11)	18

Appendix
STMicroelectronics
Supplemental Financial Information

Net Revenues By Market Channel (%)	Q1 2016	Q4 2015	Q1 2015
Total OEM	67%	67%	70%
Distribution	33%	33%	30%

In the first quarter of 2016, ST realigned its product families into three product groups to better leverage the product synergies around its strategic focus on Smart Driving and Internet of Things applications: Automotive and Discrete Group (ADG); Analog and MEMS Group (AMG) and Microcontrollers and Digital ICs Group (MDG). MDG includes ST’s set-top-box business which is currently undergoing a restructuring targeting annualized savings of $170 million upon completion. All prior-period amounts have been retrospectively aligned to the 2016 reporting segments.

Product Group Data (Million US$)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016
Automotive and Discrete Group (ADG)
- Net Revenues	674	714	706	637	2,731	671
- Operating Income (Loss)	36	46	68	44	194	39
Analog and MEMS Group (AMG)
- Net Revenues	445	445	411	370	1,671	369
- Operating Income (Loss)	37	30	34	8	109	2
Microcontrollers and Digital ICs Group (MDG)
- Net Revenues	530	558	590	614	2,292	532
- Operating Income (Loss)	(28)	(1)	22	36	29	(3)
Others (a)
- Net Revenues	56	43	57	47	203	41
- Operating Income (Loss)	(64)	(63)	(33)	(63)	(223)	(71)
Total
- Net Revenues	1,705	1,760	1,764	1,668	6,897	1,613
- Operating Income (Loss)	(19)	12	91	25	109	(33)

(a) Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Imaging Product Division, Subsystems and other products. “Others” includes $10 million, $30 million, and $19 million of unused capacity charges in the first quarter of 2016 and fourth and first quarters of 2015, respectively; and $28 million, $4 million, and $29 million of impairment, restructuring charges, and other related closure costs in the first quarter of 2016 and fourth and first quarters of 2015, respectively.

(Appendix – continued)

STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q1 2016 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	538	(33)	(41)	(0.05)
Impairment & Restructuring		28	28
Estimated Income Tax Effect			(3)
Non-U.S GAAP	538	5	(16)	(0.02)

Q4 2015 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	559	25	2	0.00
Impairment & Restructuring		4	4
Estimated Income Tax Effect			(4)
Non-U.S GAAP	559	29	2	0.00

Q1 2015 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	566	(19)	(22)	(0.03)
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(1)
Non-U.S GAAP	566	10	6	0.01

(continued)

(Appendix – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	April 2, 2016	December 31, 2015	March 28, 2015
Cash and cash equivalents	1,697	1,771	1,949
Marketable securities	343	335	338
Total financial resources	2,040	2,106	2,287
Short-term debt	(173)	(191)	(200)
Long-term debt	(1,428)	(1,421)	(1,575)
Total financial debt	(1,601)	(1,612)	(1,775)
Net financial position	439	494	512

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q1 2016	Q4 2015	Q1 2015
Net cash from operating activities	141	245	149
Net cash used in investing activities	(110)	(98)	(108)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	-	1	-
Free cash flow	31	148	41

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 27, 2016	By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services